Filed Pursuant to Rule 424(b)(3)
Registration No. 333-138029
PROSPECTUS
1,676,451 Shares
DIGI INTERNATIONAL INC.
COMMON STOCK
     This prospectus relates to 1,676,451 shares of Common Stock of Digi International Inc. (“Digi” or the “Company”), which may be offered for sale from time to time by the selling stockholders named under “Selling Stockholders.” Such shares were issued to the former shareholders and option holders of MaxStream, Inc. (“MaxStream”) in connection with the Company’s acquisition of MaxStream.
     All of the proceeds from the sale of the shares covered by this prospectus will be received by the selling stockholders. We will not receive any proceeds from the sale of these shares.
     Our common stock is traded on the NASDAQ Global Select Market under the symbol “DGII.” On October 13, 2006, the last sale price for our common stock, as reported on the NASDAQ Global Select Market, was $13.88 per share.
     See “Risk Factors” beginning on page 3 for factors you should consider before buying shares of our common stock.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is November 7, 2006.

In making your investment decision, you should rely only on the information contained in this prospectus and in any prospectus supplement, including the information we are incorporating by reference. Neither we nor the selling stockholders have authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.
  i

SUMMARY
     The following summary contains basic information about Digi and this offering. It does not contain all of the information that you should consider in making your investment decision. You should read and consider carefully all of the information in this prospectus, including the information set forth under “Risk Factors,” as well as the more detailed financial information, including the consolidated financial statements and related notes thereto, appearing elsewhere or incorporated by reference in this prospectus, before making an investment decision. Unless the context indicates otherwise, all references in this prospectus to “Digi,” the “Company,” the “Registrant,” “our,” “us” and “we” refer to Digi International Inc. and its subsidiaries as a combined entity.
     Digi was formed in 1985 as a Minnesota corporation and reorganized as a Delaware corporation in 1989 in conjunction with our initial public offering. The common stock of Digi is traded on the NASDAQ Global Select Market under the symbol DGII. Digi’s principal executive office and worldwide headquarters are located at 11001 Bren Road East, Minnetonka, Minnesota 55343. Our phone number is (952) 912-3444. Digi also has regional sales and engineering offices throughout North America, Europe, and Asia Pacific.
     We develop and provide our customers with innovative connectivity solutions that have a common core technology base. Digi has positioned itself in the growing market of integrated hardware and software connectivity solutions to network-enable the coming generation of intelligent devices in commercial applications. Digi’s objective is to allow customers the ability to seamlessly migrate through various connectivity technologies without making major changes to their software applications, thus making device networking easy. Digi offers solutions that enable a virtually unlimited number of devices or users to be connected to local area networks (LANs), multi-user systems and the internet. These solutions allow customers to automatically collect, track, measure, monitor and control the critical data they need to gain a competitive advantage and build their businesses.
     A more detailed description of our business is contained in our Annual Report on Form 10-K, which we have incorporated by reference into this prospectus.
OFFERING

Issuer	Digi International Inc.

Common stock offered by the selling stockholders	1,676,451 shares

Common stock to be outstanding immediately after this offering	25,054,596 shares (1)

Use of proceeds	The net proceeds from the sale of the securities covered by this prospectus will be received by the selling stockholders. We will not receive any of the proceeds from any sale by any selling stockholder of the securities covered by this prospectus. See “Use of Proceeds.”

Listing of common stock	Our common stock is listed on the NASDAQ Global Select Market under the symbol “DGII.”

(1) Based on the outstanding shares on October 12, 2006.

     The information in this prospectus reflects the consummation of a merger between the Company and MaxStream, Inc., which occurred on July 27, 2006 pursuant to the Agreement and Plan of Merger among Digi International Inc., Ocean Acquisition Sub Inc., MaxStream, Inc. and the former shareholders of MaxStream, Inc. Pursuant to that agreement and plan of merger, we agreed to file the registration statement of which this prospectus is a part to register resales of the shares of our common stock by the selling stockholders.

RISK FACTORS
     You should consider carefully the following risks before you decide to buy our common stock. You should also consider the other information in this prospectus and incorporated by reference herein. If any of the following risks actually occur, our business, financial condition and results of operations would likely suffer. In such case, the trading price of our common stock could decline, and you may lose all or part of the money paid to buy our common stock.
Risks Relating to Our Business
     The Company’s dependence on new product development and the rapid technological change that characterizes the Company’s industry make it susceptible to loss of market share resulting from competitors’ product introductions and similar risks.
     The communications technology industry is characterized by rapidly changing technologies, evolving industry standards, frequent new product introductions, short product life cycles and rapidly changing customer requirements. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The Company’s future success will depend on its ability to enhance its existing products, to introduce new products to meet changing customer requirements and emerging technologies, and to demonstrate the performance advantages and cost-effectiveness of its products over competing products. Failure by the Company to modify its products to support new alternative technologies or failure to achieve widespread customer acceptance of such modified products could cause the Company to lose market share and cause its revenues to decline.
     The Company may experience delays in developing and marketing product enhancements or new products that respond to technological change, evolving industry standards and changing customer requirements. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction, and marketing of these products or product enhancements, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve any significant or sustainable degree of market acceptance in existing or additional markets. Failure by the Company, for technological or other reasons, to develop and introduce new products and product enhancements in a timely and cost-effective manner could have a material adverse effect on the Company. In addition, the future introductions or announcements of products by the Company or one of its competitors embodying new technologies or changes in industry standards or customer requirements could render the Company’s then-existing products obsolete or unmarketable. There can be no assurance that the introduction or announcement of new product offerings by the Company or one or more of its competitors will not cause customers to defer the purchase of the Company’s existing products, which could cause its revenues to decline.
     The Company intends to continue to devote significant resources to its research and development, which, if not successful, could cause a decline in its revenues and harm its business.
     The Company intends to continue to devote significant resources to research and development in the coming years to enhance and develop additional products. For the fiscal years ended 2005, 2004, and 2003, the Company’s research and development expenses comprised 13.2%, 15.4%, and 15.5%, respectively, of total net sales. If the Company is unable to develop new products as a result of its research and development efforts, or if the products the Company develops are not successful, its business could be harmed. Even if the Company develops new products that are accepted by its target markets, the net revenues from these products may not be sufficient to justify its investment in research and development.

     A substantial portion of the Company’s recent development efforts have been directed toward the development of new products targeted to manufacturers of intelligent, network-enabled devices and other embedded systems in various markets, including markets in which networking solutions for embedded systems have not historically been sold, such as markets for industrial automation equipment, security equipment and medical equipment. The Company’s financial performance is dependent upon the development of the intelligent device markets that the Company is targeting, and the Company’s ability to successfully compete and sell its products to manufacturers of these intelligent devices.
     Certain of the Company’s products that generate a substantial amount of its revenue are sold into mature markets, which could limit the Company’s ability to continue to generate revenue from these products.
     Certain of the Company’s products provide asynchronous and synchronous data transmissions via add-on cards. The market for add-on asynchronous and synchronous data communications cards is mature. Furthermore, certain applications of the Company’s embedded network interface cards are also considered mature. Asynchronous, synchronous, and network interface cards generated approximately 37.5% of the Company’s revenues in fiscal 2005. As the overall market for these products decreases due to the adoption of new technologies, the Company expects that its revenues from these products will continue to decline. As a result, the Company’s future prospects depend in large part on its ability to acquire or develop and successfully market additional products that address growth markets.
     The Company’s failure to effectively manage product transitions could have a material adverse effect on the Company’s revenues and profitability.
     From time to time, the Company or its competitors may announce new products, capabilities, or technologies that may replace or shorten the life cycles of the Company’s existing products. Announcements of currently planned or other new products may cause customers to defer or stop purchasing the Company’s products until new products become available. Furthermore, the introduction of new or enhanced products requires the Company to manage the transition from older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. The Company’s failure to effectively manage transitions from older products could have a material adverse effect on the Company’s revenues and profitability.
     The Company’s failure to compete successfully in its highly competitive market could result in reduced prices and loss of market share.
     The market in which the Company operates is characterized by rapid technological advances and evolving industry standards. The market can be significantly affected by new product introductions and marketing activities of industry participants. The Company competes for customers on the basis of product performance in relation to compatibility, support, quality and reliability, product development capabilities, price, and availability. Certain of the Company’s competitors and potential competitors may have greater financial, technological, manufacturing, marketing, and personnel resources than the Company. Present and future competitors may be able to identify new markets and develop products more quickly, which are superior to those developed by the Company. They may also adapt new technologies faster, devote greater resources to research and development, promote products more aggressively, and price products more competitively than the Company. There are no assurances that competition will not intensify or that the Company will be able to compete effectively in the markets in which the Company competes.

     The cyclicality of the semiconductor industry may result in substantial period-to-period fluctuations in operating results.
     The Company’s semiconductor products provide networking capabilities for intelligent, network-enabled devices and other embedded systems. The semiconductor industry is highly cyclical and subject to rapid technological change and has been subject to significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices and production overcapacity. The semiconductor industry also periodically experiences increased demand and production capacity constraints. As a result, the Company may experience substantial period-to-period fluctuations in operating results due to general semiconductor industry conditions.
     Loss of one or more of the Company’s key customers could have an adverse effect on the Company’s revenues.
     Tech Data and Ingram Micro, distributors, comprised 12.9% and 8.6% of net sales, respectively, during the fiscal year ended 2005. During fiscal 2004 and 2003 Tech Data comprised 15.6% and 15.2% of net sales, respectively, and Ingram Micro comprised 9.7% and 11.3% of net sales, respectively. The potential loss of distributors Tech Data and Ingram Micro would have less impact than if end-user customers were lost. The Company’s sales are primarily made on the basis of purchase orders rather than under long-term agreements, and therefore, any customer could cease purchasing the Company’s products at any time without penalty. The decision of any key customer to cease using the Company’s products or a material decline in the number of units purchased by a significant customer could have a material adverse effect on the Company’s revenues.
     The long and variable sales cycle for certain of the Company’s products makes it more difficult for the Company to predict its operating results and manage its business.
     The sale of the Company’s products typically involves a significant technical evaluation and commitment of capital and other resources by potential customers and end users, as well as delays frequently associated with end users’ internal procedures to deploy new technologies within their products and to test and accept new technologies. For these and other reasons, the sales cycle associated with certain of the Company’s products is typically lengthy and is subject to a number of significant risks, including end users’ internal purchasing reviews, that are beyond the Company’s control. Because of the lengthy sales cycle and the large size of certain customer orders, if orders forecasted for a specific customer for a particular quarter are not realized in that quarter, the Company’s operating results for that quarter could be materially adversely affected.
     The Company depends on manufacturing relationships and on limited-source suppliers, and any disruptions in these relationships may cause damage to the Company’s customer relationships.
     The Company procures all parts and certain services involved in the production of its products and subcontracts most of its product manufacturing to outside firms that specialize in such services. Although most of the components of the Company’s products are available from multiple vendors, the Company has several single-source supplier relationships, either because alternative sources are not available or because the relationship is advantageous to the Company. There can be no assurance that the Company’s suppliers will be able to meet the Company’s future requirements for products and components in a timely fashion. In addition, the availability of many of these components to the Company is dependent in part on the Company’s ability to provide its suppliers with accurate forecasts of its future requirements. Delays or lost sales could be caused by other factors beyond the Company’s control, including late deliveries by vendors of components. If the Company is required to identify alternative suppliers for any of its required components, qualification and pre-production periods could be lengthy and may cause an increase in component costs and delays in providing products to customers. Any extended interruption in the supply of any of the key components currently obtained from limited sources could disrupt the Company’s operations and have a material adverse effect on the Company’s customer relationships and profitability.
     The Company’s use of suppliers in Southeast Asia involves risks that could negatively impact the Company.
     The Company uses suppliers in Southeast Asia. Product delivery times may be extended due to the distances involved, requiring more lead-time in ordering. In addition, ocean freight delays may occur as a result of labor problems, weather delays or expediting and customs issues. Any extended delay in receipt of the component parts could eliminate anticipated cost savings and have a material adverse effect on the Company’s customer relationships and profitability.
     The Company’s ability to compete could be jeopardized if the Company is unable to protect its intellectual property rights.
     The Company’s ability to compete depends in part on its proprietary rights and technology. Its proprietary rights and technology are protected by a combination of copyrights, trademarks, trade secrets and patents.
     The Company enters into confidentiality agreements with all employees, and sometimes with its customers and potential customers, and limits access to the distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to prevent the misappropriation of its technology. The Company’s pending patent applications may be denied and any patents, once issued, may be circumvented by the Company’s competitors. Furthermore, there can be no assurance that others will not develop technologies that are superior to the Company’s technologies. Despite the Company’s efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of its products or to obtain and use information that the Company regards as proprietary. In addition, the laws of some foreign countries do not protect the Company’s proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company’s means of protecting its proprietary rights in the United States or abroad will be adequate or that competing companies will not independently develop similar technology. The Company’s failure to adequately protect its proprietary rights could have a material adverse effect on the Company’s competitive position and result in loss of revenue.
     From time to time, the Company is subject to claims and litigation regarding intellectual property rights or other claims, which could seriously harm the Company and require the Company to incur significant costs.
     The communications technology industry is characterized by frequent litigation regarding patent and other intellectual property rights. From time to time, the Company receives notification of a third-party claim that its products infringe other intellectual property rights. Any litigation to determine the validity of third-party infringement claims, whether or not determined in the Company’s favor or settled by the Company, may be costly and divert the efforts and attention of the Company’s management and technical personnel from productive tasks, which could have a material adverse effect on the Company’s ability to operate its business and service the needs of its customers. There can be no assurance that any infringement claims by third parties, if proven to have merit, will not materially adversely affect the Company’s business or financial condition. In the event of an adverse ruling in any such matter, the Company may be required to pay substantial damages, cease the manufacture, use and sale of infringing products, discontinue the use of certain processes or be required to obtain a license under the intellectual property rights of the third party claiming infringement. There can be no assurance that a license would be available on reasonable terms or at all. Any limitations on the Company’s ability to market its products, or delays and costs associated with redesigning its products or payments of license fees to third parties, or any failure by the Company to develop or license a substitute technology on commercially reasonable terms could have a material adverse effect on its business and financial condition.
     The Company faces risks associated with its international operations and expansion that could impair its ability to grow its revenues abroad.
     In the fiscal years ended September 30, 2005, 2004, and 2003, net sales to customers outside the United States were approximately 42.5%, 44.2%, and 35.5%, respectively, of total net sales.
     The Company believes that its future growth is dependent in part upon its ability to increase sales in international markets. These sales are subject to a variety of risks, including fluctuations in currency exchange rates, tariffs, import restrictions and other trade barriers, unexpected changes in regulatory requirements, longer accounts receivable payment cycles and potentially adverse tax consequences, and export license requirements. In addition, the Company is subject to the risks inherent in conducting business internationally, including political and economic instability and unexpected changes in diplomatic and trade relationships. There can be no assurance that one or more of these factors will not have a material adverse effect on the Company’s business strategy and financial condition.
     If the Company loses key personnel it could prevent the Company from executing its business strategy.
     The Company’s business and prospects depend to a significant degree upon the continuing contributions of its executive officers and its key technical personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in attracting and retaining qualified personnel. Failure to attract and retain key personnel could result in the Company’s failure to execute its business strategy.
     Unanticipated changes in the Company’s tax rates could affect its future results.
     The Company’s future effective tax rates could be favorably or unfavorably affected by unanticipated changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of the Company’s deferred tax assets and liabilities, or by changes in tax laws or their interpretation. In addition, the Company may be subject to the examination of its income tax returns by the Internal Revenue Service and other U.S. and international tax authorities. The Company regularly assesses the potential outcomes resulting from these examinations to determine the adequacy of its provision for income taxes. There can be no assurance that the outcomes from these examinations will not have an effect on the Company’s consolidated operating results and financial condition.
     Any acquisitions the Company has made or will make could disrupt its business and seriously harm its financial condition.
     The Company will continue to consider acquisitions of complementary businesses, products or technologies. In the event of any future purchases, the Company could issue stock that would dilute the Company’s current stockholders’ percentage ownership; incur debt; assume liabilities; or incur large and immediate write-offs.
     The Company’s operation of any acquired business may also involve numerous risks, including:

•	problems combining the purchased operations, technologies, or products;

•	unanticipated costs;

•	diversion of management’s attention from the Company’s core business;

•	difficulties integrating businesses in different countries and cultures;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which the Company has no or limited prior experience; and

•	potential loss of key employees, particularly those of the purchased organization.
     The Company cannot assure that it will be able to successfully integrate any businesses, products, technologies, or personnel that the Company has acquired or that the Company might acquire in the future and any failure to do so could disrupt its business and have a material adverse effect on its financial condition and results of operations. Moreover, from time to time the Company may enter into negotiations for a proposed acquisition, but be unable or unwilling to consummate the acquisition under consideration. This could cause significant diversion of management’s attention and out-of-pocket expenses to the Company. The Company could also be exposed to litigation as a result of an unconsummated acquisition, including claims that it failed to negotiate in good faith or misappropriated confidential information.
     The Company’s failure to effectively comply with the requirements of applicable environmental legislation and regulation could have a material adverse effect on the Company’s revenues and profitability.
     Production and marketing of products in certain states and countries may subject the Company to environmental and other regulations. In addition, certain states and countries may pass regulations requiring the Company’s products to meet certain requirements to use environmentally friendly components. Such laws and regulations have recently been passed in jurisdictions in which the Company operates. The European Union has issued two directives relating to chemical substances in electronic products. The Waste Electrical and Electronic Equipment Directive (WEEE) makes producers of certain electrical and electronic equipment financially responsible for collection, reuse, recycling, treatment and disposal of equipment placed in the European Union market after August 13, 2005. The Restrictions of Hazardous Substances Directive (RoHS) bans the use of certain hazardous materials in electric and electrical equipment which are put on the market in the European Union after July 1, 2006. In the future, China and other countries are expected to adopt environmental compliance programs. If the Company fails to comply with these regulations, it may not be able to sell its products in jurisdictions where these regulations apply, which could have a material adverse effect on the Company’s revenues and profitability.
Risks Related to Our Common Stock
     The price of our common stock has been volatile and could continue to fluctuate in the future.
     The market price of our common stock, like that of many other high-technology companies, has fluctuated significantly and is likely to continue to fluctuate in the future. During fiscal year 2006, the closing price of our common stock on the NASDAQ Global Select Market ranged from $10.63 to

$14.33 per share. Our closing sale price on October 13, 2006 was $13.88 per share. Announcements by us or others regarding the receipt of customer orders, quarterly variations in operating results, acquisitions or divestitures, additional equity or debt financings, results of customer field trials, scientific discoveries, technological innovations, litigation, product developments, patent or proprietary right, government regulation and general market conditions may have a significant impact on the market price of our common stock.
     Certain provisions of the Delaware General Corporation Law and our charter documents have an anti-takeover effect.
     There exist certain mechanisms under the Delaware General Corporation Law and our charter documents that may delay, defer or prevent a change of control. For instance, under Delaware law, the Company is prohibited from engaging in certain business combinations with interested stockholders for a period of three years after the date of the transaction in which the person became an interested stockholder unless certain requirements are met, and majority stockholder approval is required for certain business combination transactions with interested parties. Our Certificate of Incorporation contains a “fair price” provision requiring majority stockholder approval for certain business combination transactions with interested parties, and this provision may not be changed without the vote of at least 80% of the outstanding shares of the Company’s voting stock. Other mechanisms in our charter documents may also delay, defer or prevent a change of control. For instance, our Certificate of Incorporation provides that our Board of Directors has authority to issue series of our preferred stock with such voting rights and other powers as the Board of Directors may determine. Furthermore, we have a classified board of directors, which means that our directors are divided into three classes that are elected to three-year terms on a staggered basis. Since the three-year terms of each class overlap the terms of the other classes of directors, the entire board of directors cannot be replaced in any one year. In addition, under Delaware law, directors serving on a classified board may not be removed by shareholders except for cause. Pursuant to the terms of a shareholder rights plan adopted in 1998, each outstanding share of common stock has one attached right. The rights will cause substantial dilution of the ownership of a person or group that attempts to acquire Digi on terms not approved by the Board of Directors and may have the effect of deterring hostile takeover attempts. The effect of these anti-takeover provisions may be to deter business combination transactions not approved by our Board of Directors, including acquisitions that may offer a premium over the market price to some or all stockholders.
     We have not paid cash dividends on our common stock and do not expect to do so.
     We have never declared or paid a cash dividend on our common stock. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.
USE OF PROCEEDS
     The net proceeds from the sale of the common stock covered by this prospectus will be received by the selling stockholders. We will not receive any proceeds from the sale by any selling stockholder of the shares of common stock offered by this prospectus.
SELLING STOCKHOLDERS
     We are registering 1,676,451 shares of our common stock for resale by the selling stockholders identified below. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

     The following table presents the number of outstanding shares of our common stock beneficially owned by the selling stockholders as of October 2, 2006. The table also presents the maximum number of shares proposed to be sold by the selling stockholders and the number of shares they will own after the sales. The percentages are based on 25,054,596 shares outstanding on October 2, 2006.

	Shares Owned
	Prior to		Shares Owned
Name	Offering(1)	Shares Offered	After Offering
Canopy Ventures I, L.P.	632,147	632,147	0
Bradley J. Walters	267,210	267,210	0
Hugh C. Nielsen	263,818	263,818	0
David C. Steed, Jr.	263,818	263,818	0
Jan Finlinson	130,213	130,213	0
Nicholas Evan Mecham	63,409	63,409	0
Martin Johnson	3,013	3,013	0
John Schwartz	2,567	2,567	0
Andrew Adams	1,863	1,863	0
Devry Arnett	118	118	0
Reuben Badger	385	385	0
Robert Byard	474	474	0
Amy Cardon	326	326	0
John Crockett	326	326	0
Damon Darais	7,113	7,113	0
Robert Eckery	1,069	1,069	0
Joseph Faux	257	257	0
Justin Ferguson	260	260	0
John Filoso	1,794	1,794	0
Eric Flanders	257	257	0
Jay Frogley	592	592	0

	Shares Owned
	Prior to		Shares Owned
Name	Offering(1)	Shares Offered	After Offering
Joshua Fuellenbach	59	59	0
Mark Geller	177	177	0
Jared Hofhiens	810	810	0
Travis Holman	257	257	0
E. Quinn Jones	2,573	2,573	0
Robert Moore	260	260	0
Ryan Mortensen	260	260	0
Jason Neubert	260	260	0
Jennette Price	237	237	0
John Roberts	1,387	1,387	0
Damon Stewart	1,336	1,336	0
Helen Swain	978	978	0
Stephen Thurber	474	474	0
Robert Aaron Vickers	118	118	0
Jeremy Willden	1,831	1,831	0
Gilbert Worle	177	177	0
John L. Conely, Sr.	12,112	12,112	0
Philip Husby	12,112	12,112	0

(1)	Includes shares held in escrow pursuant to an Escrow Agreement, dated July 27, 2006, by and among Canopy Ventures I, L.P. as the representative of the former shareholders of MaxStream, the Company, Ocean Acquisition Sub Inc. and Wells Fargo Bank, National Association as follows: Canopy Ventures, I, L.P., 60,088 shares; Bradley J. Walters, 28,276 shares; Hugh C. Nielsen, 27,917 shares; David C. Steed, Jr., 27,917 shares; Jan Finlinson, 13,779 shares; Nicholas Evan Mecham, 6,710 shares; Martin Johnson, 220 shares; John Schwartz, 179 shares.
     Because the selling stockholders may offer all, some or none of their respective shares of common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after such offering can be provided.
PLAN OF DISTRIBUTION
     The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on the NASDAQ Global Select Market or otherwise, in the over-the-counter market or in private transactions through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. These sales may be at fixed prices; prevailing market prices at the time of sale; prices related to the prevailing market prices; varying prices determined at the time of sale; or negotiated prices.
     The selling stockholders may use any one of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.
     The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledge, transferee or other successors-in-interest as selling stockholders under this prospectus.
     The selling stockholders may transfer their shares of common stock in ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer. The selling stockholders may also sell any shares of common stock that qualify for sale pursuant to Rule 144.
     The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreements or understandings, directly or indirectly, with any person to distribute any of the shares subject to this Registration Statement.

     We will receive no proceeds from the sale of shares under this registration statement. We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
LEGAL OPINION
     Faegre & Benson LLP, 2200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402-3901, will pass on the validity of shares of common stock offered by this prospectus.
     James E. Nicholson, Secretary of Digi, is a partner of Faegre & Benson LLP. Mr. Nicholson holds options to purchase 71,000 shares of common stock of Digi, all of which are exercisable within 60 days of the date of this prospectus. Such options are held by Mr. Nicholson under nominee agreements for the benefit of Faegre & Benson. In addition, attorneys at Faegre & Benson participating in matters relating to the offering beneficially own 10,085 shares of Digi common stock.
EXPERTS
     The audited financial statements incorporated in this prospectus by reference to Digi International Inc.’s Current Report on Form 8-K dated October 16, 2006 and the financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Digi International Inc. for the year ended September 30, 2005 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The balance sheets of MaxStream, Inc. as of December 31, 2005 and 2004; and the related statements of income, changes in stockholders’ equity, and cash flows for the years then ended incorporated in this prospectus by reference from our Current Report on Form 8-K/A filed with the SEC on October 12, 2006 have been audited by Squire & Company, PC, an independent registered public accounting firm, as stated in their report dated March 31, 2006, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file reports, proxy and information statements and other information with the Securities and Exchange Commission (the “Commission” or the “SEC”). Information filed with the SEC by us may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.
     The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers such as us who file electronically with the SEC. The address of that site is http://www.sec.gov.

     We maintain a website at http://www.digi.com and we make available on our website, free of charge, our Annual Reports on Form 10-K, proxy statements, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports or statements filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after filing such material electronically with the SEC. We also provide a variety of other information, including all of our press releases. The information contained on our website, however, is not, and should not be deemed to be, part of this prospectus.
     We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and prior to the effectiveness of such registration statement and after the date of this prospectus and prior to the time that all the securities offered by this prospectus are sold (but we do not incorporate by reference any documents or portions of documents that we furnish to or are otherwise not deemed filed with the SEC):
•	Annual Report on Form 10-K for the fiscal year ended September 30, 2005;

•	Annual Report on Form 10-K/A for the fiscal year ended September 30, 2005;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006;

•	Current Report on Form 8-K filed with the SEC on October 3, 2005;

•	Current Report on Form 8-K filed with the SEC on November 3, 2005 (except for information furnished in connection with such Current Report pursuant to Items 2.02 and 9.01, which shall not be incorporated by reference into this prospectus);

•	Amended Current Report on Form 8-K filed with the SEC on January 20, 2006;

•	Current Report on Form 8-K filed with the SEC on July 27, 2006 (except for information furnished in connection with such Current Report pursuant to Items 2.01, 7.01 and 9.01, which shall not be incorporated by reference into this prospectus);

•	Current Report on Form 8-K filed with the SEC on September 29, 2006;

•	Current Report on Form 8-K/A filed with the SEC on October 12, 2006;

•	Current Report on Form 8-K filed with the SEC on October 16, 2006;

•	Current Report on Form 8-K filed with the SEC on October 24, 2006;

•	The description of our Common Stock which is contained in the Registration Statement on Form 8-A (File No. 0-17972) filed on October 5, 1989, under the Exchange Act and all amendments and reports filed for the purpose of updating such description; and

•	The description of our Purchase Rights which is contained in the Registration Statement on Form 8-A (File No. 0-17972) filed on June 25, 1998, under the Exchange Act and all amendments and reports filed for the purpose of updating such description.

     You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:
Mr. Subramanian Krishnan
Digi International Inc.
11001 Bren Road East
Minnetonka, Minnesota 55343
(952) 939-3444
     You should rely only on the information incorporated by reference or presented in this prospectus. We have not authorized anyone else to provide you with different information. We are only offering these securities in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.